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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                    (Amendment No.    1    )*
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                   CGB&L Financial Group, Inc.
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                         (Name of Issuer)

              Common Stock Par Value, $.01 Per Share
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                  (Title of Class of Securities)

                              125270
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                          (CUSIP Number)

                        Gregory A. Heckman
          3333 North 140th Street, Omaha, Nebraska 68164
                          (402) 595-4023
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 18, 1998
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subjection of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. /   /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 125270
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Gregory A. Heckman
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2.   Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)  N/A
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     (b)
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3.   SEC Use Only
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4.   Source of Funds (See Instructions)      PF
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5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) N/A
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6.   Citizenship or Place of Organization   US Citizen
                                           ----------------------
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Number of      7.   Sole Voting Power         7,525
Shares Bene-   --------------------------------------------------
ficially by
Owned by Each  8.   Shared Voting Power      -0-
               --------------------------------------------------
Reporting
Person With    9.   Sole Dispositive Power    7,525
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               10.  Shared Dispositive Power    -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               7,525
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)   N/A
                         ----------------------------------------
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13.  Percent of Class Represented by Amount in Row (11)   7.60%
                                                       ----------
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14.  Type of Reporting Person (See Instructions)

                    IN
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
Item 1.   Security and Issuer

This Statement relates to the common stock, $.01 par value per share (the 'Shares') of CGB&L Financial Group, Inc., a Delaware corporation (the 'Company'). The address of the principal executive office of the Company is 229 East South Street, Cerro Gordo, Illinois 61818.

Item 2.   Identity and Background

(a)  The name of the reporting person is Gregory A. Heckman.

(b)  Mr. Heckman resides at 3333 North 140th Street, Omaha,
     Nebraska 68164.

(c)  Mr. Heckman's principal occupation is President of Commodity
     Services of ConAgra Trade Group, Inc., Nine ConAgra Drive,
     CIG-120, Omaha, Nebraska 68102.

(d) During the last five years, Mr. Heckman has not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) During the last five years, Mr. Heckman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Mr. Heckman is a United States citizen.

Item 3.   Source and Amount of Funds and Other Consideration

The acquisition of an additional 1,200 shares of the Company's
Common Stock which required this filing results from a purchase using the personal assets of the Reporting Person.

In addition, by joint assignment by Reporting Person and his wife of a certificate for 6,325, Reporting Person deposited such shares into his brokerage account on October 22, 1998 and thereafter held sole dispositive and voting power over such shares.

Item 4.   Purpose of the Transaction

The purpose of acquiring additional shares is for investment.
Reporting Person holds all shares of the Company for investment purposes only.

Item 5.   Interest in Securities of the Issuer

(a) Reporting Person is the beneficial owner of 7,525 Shares, or approximately 7.60% of the 99,000 Shares outstanding.

(b)  The Reporting Person is the direct beneficial owner of 7,525
     Shares and has the sole power to vote and dispose of such Shares.

(c) Reporting Person purchased the additional 1,200 shares on December 18, 1998 at $11 per share. He gained sole dispositive and voting power over 6,325 shares which he previously shared on October 22, 1998. No consideration was paid for such transfer.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understands or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Material to Be Filed as Exhibits

None.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: January 8, 1999         /s/ Gregory A. Heckman
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                                   Signature

                                  Gregory A. Heckman
                              -----------------------------------
                                   Name/Title






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